

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2020

Mark Partin
Chief Financial Officer
Blackline, Inc.
21300 Victory Boulevard, 12th Floor
Woodland Hills, CA 91367

> **Re: Blackline, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 27, 2020**
> **File No. 001-37924**

Dear Mr. Partin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology